Exhibit (h)(3)

SEG PARTNERS LONG/SHORT EQUITY FUND

FORM OF DISTRIBUTION AND SERVICE PLAN
Class B Shares

WHEREAS, SEG Partners Long/Short Equity Fund (the “Fund”) is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has issued three separate classes of shares of beneficial interests (the “Shares”) in the Fund known as Class I Shares, Class A Shares and Class B Shares;

WHEREAS, the Board of Trustees of the Fund (the “Trustees” or the “Board”) have determined that there is a reasonable likelihood that this Distribution and Service Plan (the “Plan”) will benefit the Fund and the holders of Class B Shares;

WHEREAS, the Plan, together with any related agreements, has been approved by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees (as defined herein), cast in person at a meeting of the Trustees called for the purpose of voting on this Plan and related agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in compliance with the terms of the exemptive application filed by the Fund with the Securities and Exchange Commission (“SEC”) on January 6, 2025 and approved by the SEC on March 4, 2025.

SECTION 1.   The Fund has adopted this Plan to enable Class B Shares to directly or indirectly bear the respective expenses relating to the distribution of Class B Shares.

SECTION 2.   The Fund will pay the distributor of the Fund and/or any Recipient (as defined below) a distribution and shareholder servicing fee of up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class B Shares in connection with the promotion and distribution of Class B Shares and the provision of personal services to holders of Class B Shares, including, but not limited to, advertising, compensation to agents, dealers and selling personnel, the printing and mailing of the prospectus to other than current holders of the Fund, and the printing and mailing of sales literature. The Fund or the distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a “Recipient”) who renders assistance in distributing or promoting the sale of Class B Shares, or who provides certain shareholder services, pursuant to a written agreement. The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 3.   This Plan shall become effective upon the effective date written below, subject to approval of the Plan by votes of a majority of both (i) the Board and (ii) the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval, and shall continue in effect thereafter (subject to Section 6 hereof) until one year from the date of such effectiveness, unless the continuation of this Plan shall have been approved in accordance with the provisions of Section 4 hereof. Notwithstanding the foregoing, this Plan shall not take effect until it has been approved by a vote of at least a majority of the outstanding holders of the Class B Shares of the Fund; except to the extent it is adopted before any public offering of Class B Shares or the sale of Class B Shares to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters.

SECTION 4.   This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on this Plan.

SECTION 5.   Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Trustees, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6.   This Plan may be terminated at any time by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class B Shares of the Fund.

SECTION 7.   All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class B Shares of the Fund, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 8.   This Plan may be amended by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on such amendment; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of a majority of the outstanding Class B Shares of the Fund.

SECTION 9.   While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

SECTION 10.   As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

SECTION 11.   This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

Effective as of: [   ], 2026